(m)(4)(A)(i)

May 1, 2017

Voya Investors Trust
7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona  85258

Re:           Reduction in Fee Payable under the Voya Investors Trust Second Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID for Voya Retirement Conservative Portfolio, Voya Retirement Growth Portfolio, Voya Retirement Moderate Portfolio, and Voya Retirement Moderate Growth Portfolio under the Voya Investors Trust Second Amended and Restated Shareholder Service and Distribution Plan for Adviser Class Shares for a period from May 1, 2017 through May 1, 2018 as follows:

Name of Fund	Total Amount of Distribution Fee Waived(1)
Voya Retirement Conservative Portfolio	0.2480%
Voya Retirement Growth Portfolio	0.0751%
Voya Retirement Moderate Portfolio	0.1587%
Voya Retirement Moderate Growth Portfolio	0.1106%

(1)                     The amount per annum on the average daily net assets attributable to Adviser Class Shares.

VID acknowledges that any fees waived or expenses reimbursed during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this Agreement requires approval by the Board of Trustees of Voya Investors Trust.

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Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
Voya Investments Distributor, LLC

Agreed and Accepted:

Voya Investors Trust

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President